Amendment to Investment Advisory Agreement dated July 31, 1996 between Madison Mosaic, LLC and Madison Investment Advisors, Inc.
and Madison Mosaic Income Trust

Effective April 1, 2008, the Agreement shall be amended as follows:

1. The first paragraph of Section 6 of the Agreement shall be and hereby is revised to read as follows:

6. Compensation to the Advisor. For its services hereunder, the Trust shall pay to the advisor a management fee equal to four-tenths (4/10) percent per annum of the average daily net assets of the Government and Intermediate Income (to be known as Core Bond effective May 1, 2008) portfolios of the Trust and equal to three-tenths (3/10) percent per annum of the average daily net assets of the Institutional Bond Fund. As of this date, such management fee shall be payable hereunder with respect to the portfolios comprising the following series of shares: The Government Fund Shares, the Intermediate Income Fund Shares (to be known as Core Bond Fund shares effective May 1, 2008) and the Institutional Bond Fund Shares. Such fees shall be payable monthly as of the last day of the month and shall be the sum of the daily fees calculated as one-three hundred sixty-fifth (1/365), except in leap years one-three hundred sixty-sixth (1/366), of the annual fee based upon each portfolio's assets calculated for the day.  The Trust shall pay no fees with respect to the Corporate Income Shares (COINS) series of shares.